

Mail Stop 4720

February 4, 2010

Michael Draper
Chief Financial Officer
The Burlington Capital Group
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

      RE: **America First Tax Exempt Investors, L.P.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 4, 2009
              Form 10-Q for the Quarterly Period Ended September 30, 2009
              Filed November 6, 2009
              File No. 000-24843

Dear Mr. Draper,

      We have reviewed your response dated January 19, 2010 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

September 30, 2009 Form 10-Q

4. Investments in Tax-Exempt Bonds, page 11

1. We note your response to comment 1 included in your January 19, 2010 response letter. Please provide us the discounted cash flow model used in your OTTI analysis for Woodland Park, The Gardens of Decordova, and The Gardens of Weatherford as of December 31, 2009 and provide supporting commentary for each source of cash flows. Also, discuss and support the significant assumptions used in the model.

2. Please provide us any independent third party appraisals for Woodland Park, The Gardens of Decordova, and The Gardens of Weatherford and tell us how this information was considered in your discounted cash flow model used in your OTTI analysis and in your fair value measurement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief